UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Guidance Software, Inc.

(Name of Subject Company)

Galileo Acquisition Sub Inc.

(Offeror)

Open Text Corporation

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

401692108

(Cusip Number of Class of Securities)

Gordon A. Davies

Chief Legal Officer and Corporate Secretary

275 Frank Tompa Drive, Waterloo, Ontario, Canada N2L 0A1

519-888-7111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Aaron J. Meyers, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

212-225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable.	Not applicable.

*	A filing fee is not required with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Press Release issued by Open Text Corporation on July 26, 2017.

OpenText to Acquire Guidance Software

Digital Investigative and Information Security Solutions to Expand Portfolio

WATERLOO, ON — July 26, 2017 — OpenText™ (NASDAQ: OTEX) (TSX: OTEX), a global leader in Enterprise Information Management (EIM), announced today that it has entered into a definitive agreement to acquire Guidance Software (NASDAQ: GUID), the makers of EnCase®, the gold standard in forensic security, that includes digital discovery solutions and endpoint information security.

The acquisition of Guidance is expected to complement the OpenText Discovery portfolio of software and services that provide search, extraction, classification, review and analysis of information, and to broaden OpenText Information Security capabilities through the addition of digital investigation, forensic security, and endpoint solutions.

Terms of the Agreement

Under the terms of the agreement, a newly formed, wholly-owned subsidiary of OpenText will commence a tender offer for all outstanding shares of Guidance Software for $7.10 per share in cash, for a total equity value of approximately $240 million, less Guidance Software’s cash, for an enterprise value of approximately $222 million. OpenText intends to fund the transaction with cash on hand plus existing short term debt facilities.(1)

OpenText intends to commence the tender offer for all of the shares of common stock of Guidance Software within 10 business days. Pursuant to the agreement, the tender offer will be followed by a merger to acquire any untendered shares. The tender offer is subject to the tender of a majority of Guidance Software’s shares and certain other customary closing conditions. The transaction is expected to close in the third quarter of calendar 2017.

Additional Information

The tender offer described in this communication has not yet commenced. This communication is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. At the time the tender offer is commenced, OpenText and its wholly owned subsidiary, Galileo Acquisition Sub Inc., intend to file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Guidance Software intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. OpenText, Galileo Acquisition Sub Inc. and Guidance Software intend to mail these documents to the Guidance Software stockholders. Investors and security holders are urged to read those documents and other relevant documents filed or to be filed with the SEC carefully when they become available as they will contain important information about OpenText, Guidance Software, the tender offer and related matters. Those documents as well as OpenText’s and Guidance Software’s other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov. OpenText’s public filings with the SEC may be obtained at OpenText’s website at www.Open Text.com and Guidance Software’s public filings with the SEC may be obtained at Guidance Software’s website at www.guidancesoftware.com. The offer to purchase and related materials may also be obtained (when available) for free by contacting the information agent for the tender offer.

About OpenText

OpenText enables the digital world, creating a better way for organizations to work with information, on premises or in the cloud. For more information about OpenText (NASDAQ: OTEX, TSX: OTEX) visit opentext.com.

# # #

Cautionary Statement Regarding Forward-Looking Statements Certain statements in this press release, including statements regarding OpenText’s plans, objectives, expectations and intentions relating to the acquisition, the acquisition’s expected contribution to OpenText’s results, financing and closing of the acquisition, as well as the expected timing and benefits of the acquisition and preservation of credit ratings, may contain words considered forward-looking statements or information under applicable securities laws. These statements are based on OpenText’s current expectations, estimates, forecasts and projections about the operating environment, economies and markets in which the company operates. These statements are subject to important assumptions, risks and uncertainties that are difficult to predict, and the actual outcome may be materially different. OpenText’s assumptions, although considered reasonable by the company at the date of this press release, may prove to be inaccurate and consequently its actual results could differ materially from the expectations set out herein. For additional information with respect to risks and other factors, which could occur, see OpenText’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other securities filings with the SEC and other securities regulators. Unless otherwise required by applicable securities laws, OpenText disclaims any intention or obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Copyright ©2017 Open Text. OpenText is a trademark or registered trademark of Open Text. The list of trademarks is not exhaustive of other trademarks. Registered trademarks, product names, company names, brands and service names mentioned herein are property of Open Text. All rights reserved. For more information, visit: http://www.opentext.com/who-we-are/copyright-information. OTEX-MNA

Notes: (1) All dollar amounts in this press release are in US dollars unless otherwise indicated.

Further information:

Greg Secord

Vice President, Investor Relations

Open Text Corporation

San Mateo, CA: (415) 963-0825

gsecord@opentext.com

Kasey Holman

Vice President, Corporate Communications

Open Text Corporation

San Mateo, CA: (650) 302-4191

kholman@opentext.com